January 19, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Unicobe Corp. Registration Statement on Form S-1 Filed July 25, 2017 File No. 333-219443

Dear Messrs.:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Unicobe Corp., a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2017 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.

We note the disclosure on your prospectus cover page that this offering is your initial public offering. This appears to be in error, since your initial registration statement on Form S-1 was declared effective on March 8, 2016. Please revise your prospectus cover page and registration statement accordingly.

Company’s response: The error statement has been revised and removed.

2.

We note disclosure on your cover page and elsewhere in the prospectus stating that subscriptions are irrevocable even if investors subsequently learn information that is materially unfavorable. To avoid the implication that investors may be waiving rights under the federal securities laws relating to the information available to them at the time of sale, please clarify that this statement is subject to exception as otherwise provided in the federal securities laws.

Company’s response: The statement has been revised and removed.

Risk Factors, page 8

3.

Please revise to include a risk factor addressing the risks associated with the rescission of shares sold in your initial public offering. In this regard, we note your response to comment 3 of our letter dated April 10, 2017.

Company’s response: There was no rescission of shares sold in our initial public offering. Shares were returned/cancelled and money returned.

Use of Proceeds, page 13

4.

In the paragraph following the use of proceeds table, and elsewhere in the prospectus where the discussion appears, please elaborate on the nature of Mr. Kanev’s commitment to loan additional funds to the company. Disclosure in this section states that if you raise less than 50% of this offering, the only expected source of funds is the loan from Mr. Kanev pursuant to a loan agreement. However, the loan agreement that is incorporated as exhibit 10.1 to this registration statement is dated May 21, 2014 and does not contemplate anything about this offering, including any threshold percentage below which Mr. Kanev will fund the loan. Please also clarify whether you have a binding agreement with Mr. Kanev to provide funding at this time, specifying the amount, and if not, please state that there is no assurance you will actually be able to borrow from him.

Company’s response: The statement has been revised. The primary source of the Company to raise funds is selling our goods to our customers. If the funds accumulated are not sufficient to the Company and If the Company fails to sell 50% of Shares offering, Mr. Kanev will loan additional funds to the Company following the loan agreement and amendment to loan agreement presented as Exhibit 10.1 and Exhibit 10.17 accordingly. Mr. Kanev has undersigned to loan additional funds under any circumstances at a demand of the Company, unless the total sum of the loan exceeds limitations of the loan agreement ($40,000) and amendment to loan agreement ($30,000). By the moment, the loan of the Company from Mr. Kanev is $23,967 under the loan agreement of 2014 ($13,790) and the verbal agreement of 2015 ($10,177). The amendment to loan agreement dated August 22, 2017 clarifies “The Company will request the Loan if the Company fails to sell more than 50% of total shares offering”.

5.

Please clarify whether it is your intention to borrow from Mr. Kanev the amount by which the proceeds of this offering fall short of the 50% you cite in this section, or some greater or lesser amount. If the amount you expect to borrow is unrelated to the percentage of this offering that is sold, please discuss the amount you would expect to borrow.

Company’s response: The amendment to loan agreement dated August 22, 2017 clarifies “The Company will request the Loan if the Company fails to sell more than 50% of total shares offering. The Company will request to loan the minimum amount required for its further operations and development, to wit $30,000 or less, depending on the percentage of the shares offering sold”. If the Company succeeds to raise over 50% of the Offering, it will not be necessary to loan any amount from Mr. Kanev and it will be able to function properly with the funds retrieved from the offering and sales of goods.

6.

If Mr. Kanev is not required to fund any shortfall of your offering below 50% ($30,000), please show your use of proceeds assuming less than 50% (such as 10% or 25%) of the offering is sold.

Company’s response: Mr. Kanev has undersigned to loan additional funds under any circumstances at a demand of the Company, unless the total sum of the loan exceeds limitations of the loan agreement ($40,000) and amendment to loan agreement ($30,000).

Management’s Discussion and Analysis or Plan of Operation, 18

7.

In the second paragraph of this section, please clarify whether Mr. Kanev loaned you $23,967 pursuant to the 2014 loan agreement you list as exhibit 10.1 to the registration statement, or pursuant to a separate oral agreement. The disclosures in this paragraph are inconsistent. Please clarify what amount, if any remains available to you under the 2014 loan agreement. Please also reconcile disclosure, if necessary, under Related Party Transactions on page 32 stating that Mr. Kanev has advanced the outstanding funds under the loan agreement you list as exhibit 10.1.

Company’s response: The Company clarifies, by the moment, the loan of the Company from Mr. Kanev of $23,967 had been received under the loan agreement of 2014 ($13,790) and the verbal agreement of 2015 ($10,177). Additionally, an amendment to loan agreement has been concluded between the parties in the year of 2017. The limitations of the loan agreement and amendment to loan agreement are $40,000 and $30,000 accordingly.

8.

We note your disclosure that as of the day of the filing of your registration statement, Unicobe Corp. signed a purchase and sale agreement for the purchase of a 3D Crystal Laser engraving machine from a Chinese vendor. Please reconcile such disclosure with the disclosure on page 4 of your annual report on Form 10-K for the fiscal year ended June 30, 2016 that you had purchased a 3D Crystal Laser engraving machine from a Chinese vendor.

Company’s response: The Company discloses: “As of the day of this filing Unicode Corp. has purchased two 3D Crystal Laser engraving machines from a Chinese vendor” and reconciles such disclosure on its latest Form 10-K.

9.

We note your disclosure on page 20 that you “. . . expect to be in full operation and selling [your] product within 12 months of completing [your] offering.” Please reconcile such disclosure with your disclosure on your prospectus cover page that you have current operations and are not a shell company.

Company’s response: The Company has reconciled the disclosure on page 20 with the disclosure on the cover page that we have current operations and are not a shell Company.

Description of Business, page 22

10.

Please revise to discuss the status of your initial offering, including the number of shares sold pursuant to such offering. Please also include disclosure regarding the shares in the initial offering that were rescinded. In addition, please make corresponding revisions where appropriate in your registration statement, including by way of example and not limitation the following sections: The Offering; Dilution; Liquidity and Capital Resources and Cash Requirements; and Related Party Transactions.

Company’s response: The initial offering shares' status has been revised and disclosed throughout the registration statement. There was no rescission offer made with respect to shares sold in our initial public offering. Shares were returned/cancelled and money returned.

11.

Please revise to discuss the sources and availability of raw materials.

Company’s response: The Company states a large amount of raw materials has been purchased from a Chinese vendor for a total sum of approximately $11,000. A list of remaining raw materials is also presented in this section.

Non-cumulative voting, page 30

12.

In this section you state that after the offering is completed, present stockholders will own approximately 50% of outstanding shares. This is inconsistent with disclosure regarding the number of shares already outstanding. Please revise to clarify that present stockholders will retain a majority of the shares outstanding after the offering.

Company’s response: The Company has recalculated the percentage of the present shareholders of the shares outstanding after the offering and has altered the number to “approximately 59%”.

Financial statements for years ended June 30, 2016 and June 2015

13.

Please revise the headings in the notes to the audited financial statements that state that the financial statements are unaudited.

Company’s response: The Company has revised the headings and states the financial statements ended June, 2016 and June, 2015 are audited.

Item 15. Recent Sales of Unregistered Securities

14.

Disclosure in this Item shows that you have sold a total of 2,120,000 shares of unregistered securities, including the sale of 2 million shares to Mr. Kanev and 120,000 to investors from March and April of 2016. Please revise to reference all sales of unregistered securities, including those that were made in 2016 but later rescinded. Include disclosure with respect to those rescissions as well. Please also describe the exemption you relied upon to issue all of the shares purchased by parties other than Mr. Kanev. Alternatively, if these shares were sold pursuant to the registration statement that became effective in March 2016, they need not be disclosed in this section at all, which relates to unregistered securities only.

Company’s response: The Company has revised this section to exclude the 120,000 shares that were sold pursuant to registration statement that became effective in March 2016.

Item 16. Exhibits

15.

Please update your exhibit list. In this regard, we note that you referenced several exhibits as being previously filed. For each exhibit that is being incorporated by reference to a previously filed registration statement, please note this fact in the exhibit index.

Company’s response: The exhibit list has been updated. The exhibits are marked in accordance to the exact dates they have been filed with SEC.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Sincerely,

/s/ Anatoliy Kanev

Unicobe Corp.